Exhibit 6.15

100 Green Villas Drive #21 Dorado, Puerto Rico 00646 Tel: +1 954 854 0696 www.energyx.com

Date: June 1, 2021

Dear Amit Patwardhan,

We are pleased to convert you to the full-time role of Executive Vice President - Technology in the company starting June 1, 2021. The role will report to me, CEO, EnergyX.

You have been serving in this capacity for the past 17 months as an independent contractor. At our behest and your request, we are converting your position to a full-time regular W2 employee. The role will be located in Austin TX. The role is subject to all regular employee policies related to vacation, sick time, conduct, confidentiality, etc.

The offered compensation and benefits package remains the same and is re-listed below.

•	Salary: $214,200 per year payable semi-monthly.

•	Target Performance bonus: $44,000 per year, determined by satisfactory performance of duties and achievement of pre-set goals. Bonus is payable semi-annually.

•	Options Award: Awarded options covered in the separate prior agreement shall continue with no new awards granted due to this conversion to employee status.

•	Relocation Costs: $55,000 one-time lump sum payment (also covered in the previous services agreement).

•	The company will provide comprehensive health, dental, vision, life and AD&D benefits and coverage as per the company plan.

Please sign and return the offer acceptance by June 1, 2021.

We are excited about your transition to a regular full-time employee status and are sure that your continued contributions will drive EnergyX to become a leading energy technology company.

Best Regards

Teague Egan, CEO, EnergyX

100 Green Villas Drive #21 Dorado, Puerto Rico 00646 Tel: +1 954 854 0696 www.energyx.com

OFFER ACCEPTANCE

6/1/21
Signature:	Date:
Amit Patwardhan